Exhibit 23.1

                          Independent Auditors' Consent

The Directors
GuruNet Corporation



We consent to the use of our report included herein and to the reference to our firm under the heading "Experts" in the prospectus. Our report dated May 11, 2004 contains an explanatory paragraph that states that the Company has suffered recurring losses from operations, negative cash flows from operations, and has a net capital deficiency, which raise substantial doubt about its ability to continue as a going concern. The consolidated financial statements do not include any adjustments that might result from the outcome of that uncertainty.



/s/ Somekh Chaikin
Certified Public Accountants (Isr.)
A member firm of KPMG International

May 12, 2004